DelNova, Inc.



ANNUAL REPORT

250 Poplar Road

Highland Park, IL 60035

0

https://delnova.net/

This Annual Report is dated April 26, 2022.

BUSINESS

DelNova, Inc. is an innovative drug development company targeting unmet medical needs, including complications arising from the use of botulinum toxin (e.g., Botox®, Dysport®, Xeomin®, Jeuveau®). Our first product under development, ReViVox™ (U.S. patent allowed), is based on a clinically validated drug and will address the impacts of unintended localized paralysis from therapeutic and aesthetic botulinum toxin injections. There is currently no reversal agent to safely reverse these side effects, so patients must wait weeks or months for the drug paralysis to subside.

DelNova's IP portfolio is 100% owned by the company. The CEO, Founder, and Inventor has assigned all rights to DelNova.

DelNova, Inc. was initially organized as DelNova LLC, an Illinois limited liability company on June 24, 2016, and converted to a Delaware corporation on March 19, 2018.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $150,000.00

Number of Securities Sold: 428,571

Use of proceeds: Continued R&D in rodents, drug formulation development, patent costs

Date: October 09, 2019

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $59,375.00

Use of proceeds: Patent fees and R&D.

Date: December 20, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

DelNova has been funded by angel/family office investors and has developed the proof of concept and intellectual property to a point where a new influx of cash is needed to continue operations into 2022.

Generally, in the biotech/pharma company startup business model, it will take years before revenue generation due to the FDA approval process and the need to conduct clinical trials in humans. After a pre-IND meeting with the FDA, we can confirm our regulatory plan. Since our active drug has been approved for other uses (i.e. repurposed), we anticipate an expedited 505(b)(2) clinical pathway. For example, a combined Phase I/II human study followed by a pivotal Phase III study.

To fund our future operations, we will need equity investments. We will also seek potential licensors of our technology/product candidate. This would be expected to yield revenue based on performance milestones. The end product may be fully licensed to a partner for a specific field of use or for a foreign jurisdiction. We are pursuing patent coverage in all major markets.

Foreseeable major expenses based on projections:

DelNova's drug product candidate, ReViVox(TM) will require FDA approval. The formulation is based on a commercially available active pharmaceutical ingredient (API).

Major expenses are related to R&D to prove the safety and efficacy of the product for our patented use (i.e. reversal of side effects resulting from botulinum treatments). We are first targeting its use in medical aesthetics with dermatologists and plastic surgeons. Other substantive costs relate to patent expenses and defending the patent in major markets globally.

Future operational challenges:

We have a strong scientific and medical team with extensive industry experience. Since there is no existing product that fulfills this unmet need, the challenge is in convincing mainstream investors that physicians and patients will demand our product and will not accept the risk of treatment services offered, without the availability of a remedy to deal with unexpected side-effects or bad outcomes. With sufficient funding support, the technical hurdles can be managed.

Future challenges related to capital resources:

The pharmaceutical and biotech industries operate in a very regulated and sophisticated environment. DelNova is a virtual company, relying on third-party contract research and development organizations. Competitive demand for such services can delay and may elevate projected expenses.

Future milestones and events:

Delva has already attracted the interest of major industry players. A collaboration or option agreement with any one of these potential corporate strategies would offer significant validation of the company and its product pipeline. Value creation will be dependent on our ability to maintain and defend our patent position and develop a detailed GMP (good manufacturing practice) Manufacturing and Regulatory Plan which contains the required technical data to support safety and efficacy.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $52,638.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Promissory Note - BioBrit LLC

Amount Owed: $50,000.00

Interest Rate: 6.0%

Maturity Date: December 20, 2023

Creditor: Convertible Promissory Note - Dimas Jimenez

Amount Owed: $9,375.00

Interest Rate: 6.0%

Maturity Date: December 20, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mary Gardner

Mary Gardner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, and Board Director

Dates of Service: June 24, 2016 - Present

Responsibilities: All aspects of the corporation, operations, financial, and business. At the time of the offering, the CEO is not currently taking a salary in the interest of furthering the company. She owns 71% equity of the company.

Name: Daniel Bradbury

Daniel Bradbury's current primary role is with BioBrit LLC. Daniel Bradbury currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: March 01, 2018 - Present

Responsibilities: Executive role - quarterly meetings - voting. He owns 62,000 shares issuable pursuant to stock options.

Other business experience in the past three years:

Employer: BioBrit LLC

Title: Managing Member

Dates of Service: September 01, 2012 - Present

Responsibilities: Responsibilities related to being an owner, investor, and president.

Other business experience in the past three years:

Employer: Alume Biosciences

Title: Board Director

Dates of Service: May 01, 2020 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: Synedgen, Inc.

Title: Board Director

Dates of Service: October 01, 2019 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: IQHQ REIT

Title: Board Director

Dates of Service: October 01, 2019 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: Biolinq

Title: Chairman of the Board

Dates of Service: November 01, 2017 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: Sensulin

Title: Executive Chairman

Dates of Service: May 01, 2014 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: Liquid Grids

Title: Chairman of the Board

Dates of Service: March 01, 2014 - September 01, 2021

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: Riecken Community Libraries

Title: Board Director

Dates of Service: March 01, 2014 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: ProSciento, Inc.

Title: Board Director

Dates of Service: November 01, 2013 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: Biocon

Title: Board Director

Dates of Service: January 01, 2013 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: Keck Graduate Institute

Title: Trustee

Dates of Service: July 01, 2006 - Present

Responsibilities: Responsibilities related to being a Trustee.

Other business experience in the past three years:

Employer: AltheaDx

Title: Board Director

Dates of Service: September 01, 2020 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: ADCY.org

Title: Chairman of the Board

Dates of Service: January 01, 2016 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: Geron Corporation

Title: Board Director

Dates of Service: December 01, 2012 - May 01, 2019

Responsibilities: Responsibilities related to being an independent Board Director.

Other business experience in the past three years:

Employer: Corcept Therapeutics

Title: Board Director

Dates of Service: November 01, 2012 - May 01, 2019

Responsibilities: Responsibilities related to being an independent Board Director.

Other business experience in the past three years:

Employer: Castle Biosciences

Title: Chairman of the Board

Dates of Service: January 01, 2012 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: Neurovia

Title: Chairman of the Board

Dates of Service: September 01, 2017 - March 01, 2019

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: Nuvation Bio (formerly Panacea Acquisition Corporation)

Title: Chairman of the Board

Dates of Service: June 01, 2020 - February 01, 2021

Responsibilities: Responsibilities related to being a Board Director and on the Audit Committee.

Other business experience in the past three years:

Employer: Intercept Pharmaceuticals

Title: Board Director

Dates of Service: July 01, 2016 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: Rady School of Management

Title: Board Director

Dates of Service: January 01, 2008 - Present

Responsibilities: Responsibilities related to being an advisory Board Director.

Other business experience in the past three years:

Employer: Amplo Biotechnology

Title: Executive Chairman

Dates of Service: September 01, 2021 - Present

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: DiaVacs

Title: Chairman of the Board

Dates of Service: April 01, 2013 - December 01, 2019

Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

Employer: Equillium, Inc.

Title: Executive Chairman

Dates of Service: January 01, 2020 - Present

Responsibilities: Chairman of the Board

Other business experience in the past three years:

Employer: Equillium, Inc.

Title: CEO and Chairman

Dates of Service: May 01, 2017 - December 31, 2019

Responsibilities: Corporate Management

Name: Edward Ogunro

Edward Ogunro's current primary role is with Ogunro Consulting. Edward Ogunro currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: May 09, 2018 - Present

Responsibilities: Executive oversight. He owns 62,000 shares issuable pursuant to stock options.

Other business experience in the past three years:

Employer: Ogunro Consulting

Title: President

Dates of Service: January 01, 2008 - Present

Responsibilities: Consulting, management

Other business experience in the past three years:

Employer: Luminex Inc.

Title: Board Director

Dates of Service: May 01, 2009 - July 01, 2021

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Prenosis Inc.

Title: Advisory Board Member

Dates of Service: January 01, 2017 - Present

Responsibilities: Advisor

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Mary Gardner

Amount and nature of Beneficial ownership: 9,000,000

Percent of class: 71.0

RELATED PARTY TRANSACTIONS

Name of Entity: BioBrit LLC

Names of 20% owners: Daniel Bradbury

Relationship to Company: Director

Nature / amount of interest in the transaction: Convertible Note for $50,000

Material Terms: Convertible Note, which converts to equity upon a qualified equity financing of $1 million.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, Convertible Note - 2021, and Convertible Note - Series 2022 - CF.

Common Stock

The amount of security authorized is 13,857,142 with a total of 10,000,000 outstanding.

Voting Rights

Each holder of shares of Common Stock shall be entitled to one vote for each share.

Material Rights

The amount outstanding includes 582,339 shares to be issued pursuant to stock options issued, and 417,661 shares to be issued pursuant to stock options, reserved but unissued.

Dividend Rights. Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Preferred Stock and to Section 6 of the Amended and Restated Articles of Incorporation.

Liquidation. Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock the full amounts specified in 3(a) of the Amended and Restated Articles of Incorporation, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

Preferred Stock

The amount of security authorized is 2,857,142 with a total of 2,743,560 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote.

Material Rights

Dividend Rights. In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares, are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Preferred Stock.

Liquidation Preference. In the event of any Deemed Liquidation Event, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the Deemed Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

Conversion Rights. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series.

Convertible Note - 2021

The security will convert into Common stock or preferred stock and the terms of the Convertible Note - 2021 are outlined below:

Amount outstanding: $59,375.00

Maturity Date: December 20, 2023

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Qualified Financing, Maturity Date, or Change of Control

Material Rights

There are no material rights associated with Convertible Note - 2021.

Convertible Note - Series 2022 - CF

The security will convert into Common stock and the terms of the Convertible Note - Series 2022 - CF are outlined below:

Amount outstanding: $0.00

Maturity Date: January 01, 2024

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Qualified Financing or Maturity Date

Material Rights

There are no material rights associated with Convertible Note - Series 2022 - CF.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Convertible Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the notes that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Convertible Notes in the amount of up to $500,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Convertible Notes. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Convertible Notes, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are related to managing the adverse effects of botulinum neurotoxins. Our revenues are therefore dependent upon the continued success of this industry.

We may never have an operational product or service

It is possible that there may never be a safe and effective, authorized ReViVox(TM) drug product or that the product may never be commercially available for purchase. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only demonstrated proof-of-concept for our target anticholinesterase active pharmaceutical ingredient(API) in an animal model of muscle function. Delays or cost overruns in the development of a ReViVox(TM) drug product candidate and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption of market adoption based on reports of the incidence of side-effect and that with the availability of a product to manage such side-effects, patients and physicians will demand our product and with advertising and marketing, our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have R&D departments that may find an alternative approach to achieving a comparable outcome. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

DelNova Inc. was formed on March 19, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. DelNova Inc. has incurred a net loss and has had essentially no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns its core method of use patent, which has been allowed in the US. The company's portfolio of patent filings extends into major jurisdictions worldwide and also covers its use in medical therapies such as bladder and muscle disorders. The company holds trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, research, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including contract research, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a virtual business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on DelNova's computer systems or its contractors, could result in a breach of confidential information and result in a loss. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider could harm our reputation and materially negatively impact our financial condition and business.

Strategic Risk

We are substantially dependent on the clinical and commercial success of our product candidates, primarily our lead product candidate ReViVox, which is in preclinical development. Our near-term prospects, including our ability to finance our company and generate revenue, will depend heavily on the successful development, regulatory approval and commercialization of a ReViVox™ candidate. The clinical and commercial success of our product candidates will depend on a number of factors, including the following: Positive outcome of human clinical studies; Ability of third parties with which we contract to manufacture quality and reproducible product for the conduct of clinical studies; Our ability to source and maintain third party contractors who provide quality results on a timely basis and maintains compliance with their contractual obligations; Our ability to continue to finance our workplan going forward; Our ability to partner with a company capable of commercializing our product; Acceptance by physicians and patients of the value of our treatment; Our ability to establish and enforce intellectual property rights; Acceptance of our patent filings in jurisdictions around the world; Continued safety and efficacy of our lead drug candidate as shown in both preclinical and clinical studies; Ability to develop a regulatory plan which meets approval by US FDA and other regulatory authorities around the world; and Continued acceptance of neuromodulator therapies (botulinum neurotoxins) for reducing the appearance of wrinkles.

Operating Risk

We may use third party collaborators to help us develop, validate or commercialize any new products, and our ability to commercialize such products could be impaired or delayed if these collaborations are unsuccessful. We may license or selectively pursue strategic collaborations for the development, validation and commercialization of ReViVox™ candidates and any future product candidates. In any third party collaboration, we would be dependent upon the success of the collaborators in performing their responsibilities and their continued cooperation. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators' resources that will be devoted to performing their responsibilities under our agreements with them. Our collaborators may choose to pursue alternative technologies in preference to those being developed in collaboration with us. The development, validation and commercialization of our product candidates will be delayed if collaborators fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements or if they breach or terminate their collaboration agreements with us. Disputes with our collaborators could also impair our reputation or result in development delays, decreased revenues and litigation expenses. Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Risks Related to Our Intellectual Property

If our efforts to protect our intellectual property related to ReViVox™ candidates or any future product candidates are not adequate, we may not be able to compete effectively in our market. We may rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to ReViVox™ candidates. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, eroding our competitive position in our market. Our trademarks may be challenged and we may not be successful in maintaining or defending our rights to such trademarks. If we infringe or are alleged to infringe intellectual property rights of third parties, our business could be harmed. Our research, development and commercialization activities may infringe or otherwise violate or be claimed to infringe or otherwise violate patents owned or controlled by other parties. Competitors in the field of cosmetics and botulinum toxin have developed large portfolios of patents and patent applications in fields relating to our business. There may also be patent applications that have been filed but not published that, when issued as patents, could be asserted against us. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

Risks Related to Government Regulation

Our business and products are subject to extensive government regulation. We are subject to extensive, complex, costly and evolving regulation by federal and state governmental authorities in the United States, principally by the FDA, the U.S. Drug Enforcement Administration, or DEA, the Centers for Disease Control and Prevention, or CDC, and foreign regulatory authorities. Failure to comply with all applicable regulatory requirements, including those promulgated under the Federal Food, Drug, and Cosmetic Act, or FFDCA, the Public Health Service Act, or PHSA, and Controlled Substances Act, may subject us to operating restrictions and criminal prosecution, monetary penalties and other disciplinary actions, including, sanctions, warning letters, product seizures, recalls, fines, injunctions, suspension, revocation of approvals, or exclusion from future participation in the Medicare and Medicaid programs.

Strategic Alliances

If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted and the terms of any new equity securities may have a preference over our common stock. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures or specified financial ratios, any of which could restrict our ability to commercialize our product candidates or operate as a business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

DelNova, Inc.

By   /s/ *Mary Gardner*

      Name: Mary Gardner

      Title: CEO & Board Director

Exhibit A

FINANCIAL STATEMENTS

DELNOVA, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
DelNova, Inc.
Highland Park, Illinois

We have reviewed the accompanying financial statements of DelNova, Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of DelNova, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 20, 2022

DELNOVA, INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	52,638
TOTAL CURRENT ASSETS		52,638
OTHER ASSETS		
Intangible assets		458,452
TOTAL ASSETS	$	511,090

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	209
TOTAL CURRENT LIABILITIES		209
LONG-TERM LIABILITIES		
Convertible notes		59,482
TOTAL LONG-TERM LIABILITIES		59,482
TOTAL LIABILITIES		59,691
SHAREHOLDERS' EQUITY		
Preferred stock, see note 4		274
Common stock, see note 4		900
Additional paid-in capital		1,011,758
Accumulated deficit		(561,533)
TOTAL SHAREHOLDERS' EQUITY		451,399
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	511,090

See independent accountant's review report and accompanying notes to financial statements.

DELNOVA, INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Advertising and marketing		2,560
Amortization expense		11,957
General and administrative		13,276
Legal and professional fees		14,966
Research and development		4,850
TOTAL OPERATING EXPENSES		47,609
NET OPERATING INCOME		(47,609)
OTHER INCOME		
Interest income		22
TOTAL OTHER INCOME		22
NET LOSS	$	(47,587)

See independent accountant's review report and accompanying notes to financial statements.

DELNOVA, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2021	2,743,560	$ 274	9,000,000	$ 900	$ 1,011,758	$ (513,946)	$ 498,986
Net loss	-	-	-	-	-	(47,587)	$ (47,587)
ENDING BALANCE, DECEMBER 31, 2021	2,743,560	$ 274	9,000,000	$ 900	$ 1,011,758	$ (561,533)	$ 451,399

DELNOVA, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (47,587)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	11,957
Increase (decrease) in liabilities:	
Accounts payable	(62)
Accrued interest	107
CASH USED FOR OPERATING ACTIVITIES	(35,585)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(66,310)
CASH USED FOR INVESTING ACTIVITIES	(66,310)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of convertible notes	59,375
CASH PROVIDED BY FINANCING ACTIVITIES	59,375
NET DECREASE IN CASH	(42,520)
CASH AT BEGINNING OF YEAR	95,158
CASH AT END OF YEAR	$ 52,638

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
DelNova, Inc. (the "Company") was incorporated in the State of Delaware on March 19, 2018. Previously, the Company was registered in the State of Illinois as DelNova, LLC and converted to a Delaware Corporation on March 21, 2018. The Company specializes in combating the complications caused by off-target muscle paralysis from aesthetic and medical procedures of botulinum-Type A toxins (e.g. Botox™).

Going Concern
Since Inception, the Company has relied on funds from convertible notes, preferred stock, and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still in the developmental process, heading towards FDA approval of its product candidate ReVivox™. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term and long-term investment capital, license the product and collect payments or raise non-dilutive funding in the form of R&D government grants.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce; specifically, restrictions curtailed academic laboratory access, R&D and the conduct of non-essential clinical studies. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.   **Summary of Significant Accounting Policies (continued)**

Intangible Assets/Research and Development Costs
In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the ReViVox™ product (including patents). Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired product. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of plan, design, development, testing and release.

The Company amortizes the product over ten years. For the year ending December 31, 2021, the Company recorded $11,957 in amortization expense, respectively.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Illinois.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company plans to generate revenues by selling the ReViVox™ injection to reverse off-target muscle paralysis after botulinum-Type A toxin injections. The product candidate is a drug subject to FDA approval prior to any sale. The Company is conducting R&D to support the FDA requirements. The product may be licensed to a third party for sale and distribution. The Company's payments will be generally collected upfront. For the year ending December 31, 2021, the Company has not recorded revenue.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Convertible Notes**

During 2021, the Company issued two convertible promissory notes for a total of $59,375. The notes carry 6% APRs and maturity dates in 2023. As of December 31, 2021, the Company recorded $107 of accrued interest on the convertible notes.

The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event of at least $1,000,000, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 10,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 10,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

4. **Equity**

Preferred Stock
Under the amended and restated articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 2,857,142 shares at $0.0001 par value per share. As of December 31, 2021, 2,743,560 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 13,857,142 shares, at $0.0001 par value per share. As of December 31, 2021, 9,000,000 shares have been issued and are outstanding.

Equity Incentive
The Company's 2018 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on five years of continuous service and have 10-year contractual terms. Share awards generally vest over five years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. During the year ending December 31, 2021, 446,025 shares were issued under the Plan, with a strike price of $0.11 per share. The shares issued in 2021 will begin to vest in 2022. As of December 31, 2021, there were 582,339 shares issued under the Plan, none of which have been exercised.

4.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on March 19, 2018, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5.   <u>**Subsequent Events**</u>

Managements Evaluation
The Company has evaluated subsequent events through April 20, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

CERTIFICATION

I, Mary Gardner, Principal Executive Officer of DelNova, Inc. , hereby certify that the financial statements of DelNova, Inc. included in this Report are true and complete in all material respects.

Mary Gardner

CEO & Board Director